Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-198129

September 16, 2014

Viper Energy Partners LP

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated September 15, 2014, relating to these securities.

Issuer	Viper Energy Partners LP (NASDAQ: VNOM)

Offering Size:	3,500,000 common units representing limited partner interests

Offering Price:	$28.50 per common unit

Option to purchase additional units:	525,000 additional common units offered by the issuer (30 days)

Proceeds, net of underwriting discounts, commissions and offering expenses:	Approximately $95.4 million, or approximately $109.2 million if the underwriters exercise their option to purchase additional common units in full

Trade Date:	September 16, 2014

Settlement Date:	September 19, 2014

CUSIP:	92763M 105

Underwriters:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

Stabilizing Transactions:	Prior to purchasing the common units being offered pursuant to the preliminary prospectus, on September 15, 2014, one of the underwriters purchased, on behalf of the syndicate, 51,488 common units at an average price of $28.4999 per unit in stabilizing transactions.

Additional Information:

Viper Energy Partners LP has filed a registration statement (including a prospectus) on Form S-1 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about Viper Energy Partners LP and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Additionally, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, when available, may be obtained from the offices of Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847 or email: barclaysprospectus@broadridge.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, Level 1B, New York, NY 10010, telephone: 1-800-221-1037 or email: newyork.prospectus@credit-suisse.com; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, telephone: 800-326-5897 or email: cmclientsupport@wellsfargo.com.